SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

ContraVir Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

None

(CUSIP Number)

Jeffrey J. Fessler

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

(212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Persons Synergy Pharmaceuticals, Inc. I.R.S. Identification Nos. of Above Persons (Entities Only) 33-0505269

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%(1)

14	Type of Reporting Person* CO

(1)  Based upon an aggregate of 18,485,294 shares of the Issuer’s issued and outstanding common stock as of February 19, 2014.

This Amendment No. 1 (“Amendment No.1”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on October 7, 2013 (the “Schedule 13D”) relating to the beneficial ownership by Synergy Pharmaceuticals Inc. (the “Reporting Person”) of common stock, par value $0.0001 per share (the “Common Stock”), of ContraVir Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  Information reported in the Schedule 13D, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

On January 28, 2014, the board of directors of the Reporting Person approved the distribution of the 9,000,000 shares of the Issuer’s common stock held by the Reporting Person on the basis of 0.0986 shares of the Issuer’s common stock for each share of the Reporting Person’s common stock held on February 6, 2014, the record date (the “Distribution”).

On February 18, 2014, the date of the Distribution, the Reporting Person distributed all shares of the Issuer’s common stock to its shareholders.

As a result of the Distribution, the Reporting Person owns no shares of Issuer Common Stock and ceases to be the beneficial owner of more than 5% of the outstanding shares of common stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

SYNERGY PHARMACEUTICALS INC.

Date: February 20, 2014	By:	/s/ Gary S. Jacob
Name: Gary S. Jacob, Ph.D.
Title: Chief Executive Officer